DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06025410

RECD S.E.C.
FEB 15 2006
1086

January 27, 2006

Daniel M. Dunlap
Senior Attorney and Assistant Secretary
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/27/2006

Re: Allegheny Energy, Inc.
Incoming letter dated December 22, 2005

Dear Mr. Dunlap:

This is in response to your letters dated December 22, 2005 and January 24, 2006 concerning the shareholder proposal submitted to Allegheny Energy by Robert T. Whalen. We also have received a letter on the proponent's behalf dated December 27, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

3673

Allegheny Energy

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

PRIVILEGED AND CONFIDENTIAL
SUBJECT TO THE ATTORNEY WORK PRODUCT
AND ATTORNEY-CLIENT PRIVILEGES

Securities Exchange Act of 1934,
Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-9

December 22, 2005

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Allegheny Energy, Inc.—Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the U. S. Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Robert T. Whalen (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2006 annual meeting of stockholders (the "2006 Meeting").

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of (i) this letter and (ii) the Proposal and Supporting Statement submitted by the Proponent, attached hereto as

Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent, and, at the Proponent's request, to John Chevedden.

I. Introduction

The Proposal relates to stockholder rights plans, which are sometimes referred to as "poison pills." In order to be consistent with the Proponent's terminology, I will use the term "poison pill" in this letter. The Proposal requests that the directors of the Company adopt a policy that any future or current poison pill be put to a stockholder vote as soon as practicable. The text of the proposed resolution is as follows:

> "RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable. Charter or bylaw inclusion if practicable."

****

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from its Proxy Materials pursuant to the provisions of (i) Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company and pursuant to (ii) Rules 14a-8(i)(3) and 14a-9 because the Proposal is materially false and misleading.

II. The Proposal may be excluded under Rule 14a-8(i)(10) because it has Been Substantially Implemented

Rule 14a-8(i)(10) permits the exclusion of proposals "if the company has already substantially implemented the proposal." The Staff has consistently taken the position that shareholder proposals are moot under Rule 14a-8(i)(10) when the procedures or policies addressed in the proposal have been substantially implemented by the company. See, for example, *Nordstrom Inc.* (February 8, 1995) (proposal that requested company's board of directors to commit to a code of conduct to ensure that its overseas suppliers meet basic standards of conduct held moot because company had issued conduct guidelines to all of its vendors). In order to make the determination that a procedure or policy has been substantially implemented, the Commission does not require that a company implement every aspect of the proposal in question. See SEC Release No. 34-20091 (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. See, for example, *Masco Corp.* (March 29, 1999) (finding a proposal for adopting certain qualifications for outside directors to be moot when the company had already substantially addressed this issue). See also, *Texaco, Inc.* (March 28, 1991) (company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

On March 9, 2005, the Staff granted the Company's request to exclude a proposal under rule 14a-8(i)(10) that was submitted by the Proponent in connection with the Company's 2005 annual meeting of stockholders (the "2005 Proposal") that was, in substance, identical to the current Proposal. The text of the 2005 Proposal resolution is as follows:

> RESOLVED: Shareholders request that our Board adopt a policy that any new poison pill, or extension of existing poison pill, be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

****

In this instance and as further described below, the Company has already substantially implemented the essential objectives of the Proposal (a) by eliminating the Company's poison pill and (b) adopting a clear and unambiguous policy regarding stockholder approval of future poison pills.

a) The Company does not currently have a Poison Pill

At the Company's 2004 annual meeting of stockholders (the "2004 Meeting"), the Company's stockholders considered a similar proposal (the "2004 Proposal"), which asked stockholders to "submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot." The Company's Board of Directors (the "Board") supported the 2004 Proposal and recommended that the Company's stockholders vote in favor of it. As disclosed in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2004 (the "Second Quarter 10-Q"), which was filed with the Commission on August 5, 2004, the Company's stockholders voted in favor of the 2004 Proposal at the 2004 Meeting.

At the time of the 2004 Meeting, the Board had already (i) determined to redeem the rights issued under the Company's poison pill and had adopted resolutions to that effect and (ii) filed an application with the Commission under the *Public Utility Holding Company Act of 1935* to authorize such redemption. Following the 2004

Meeting and the approval by the Commission (Holding Co. Act Release 35-27875, July 13, 2004), the Company terminated its poison pill. This termination was publicly disclosed on November 24, 2004, when the Company filed a Current Report on Form 8-K announcing that the Company had terminated its poison pill effective December 6, 2004.

b) Company's policy regarding stockholder approval of future Poison Pills

On February 25, 2005, the Board adopted the following clear and unambiguous policy with respect to poison pills (the "Policy"):

> XV. Stockholder Rights Plan - "The Company does not have a stockholder rights plan. The Board shall obtain stockholder approval prior to adopting a stockholder rights plan unless the Board, in the exercise of its fiduciary duties, determines that under the circumstances then existing, it would be in the best interest of the Company and its stockholders to adopt a rights plan without prior stockholder approval. If a rights plan is adopted by the Board without prior stockholder approval, the plan must provide that it shall expire within one year of adoption unless ratified by stockholders."

The Policy is included in the Company's Corporate Governance Guidelines that are available on the Company's website, www.alleghenyenergy.com, in the Corporate Governance section, the location of which was disclosed in the 2005 proxy statement and will be set forth in the 2006 proxy statement.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy statement if the proposal has been substantially implemented by the company, rendering it moot. To be moot, the proposal need not be implemented in full or precisely as presented. Rule 14a8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. See Exchange Act Release No. 20091 (Aug. 16, 1983). Rather, the standard is whether the company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. See SEC Release No. 34-20091 (Aug. 16, 1983) at II.E.6. For example, in Hewlett-Packard Co. (Dec. 24, 2003) the Staff permitted the omission of a proposal substantially similar to the present Proposal on the basis of substantial implementation under Rule 14a-8(i)(10). As the Company's Board has done, the Hewlett-Packard ("HP") board adopted a policy that requires a shareholder vote to adopt or extend any shareholder rights plan, subject to the board's ability in exercising its fiduciary responsibilities to act without shareholder approval if it deems it to be in the best interest of HP's shareholders. The Staff found that by adopting this binding policy, the HP Proposal had been substantially implemented by HP, even though the policy included a "fiduciary-out."

In each of the foregoing cases the Staff granted relief under Rule 14a-8(i)(10) because the company's shareholder rights plan policy stated that such company's board would submit the adoption or extension of any poison pill to a shareholder vote. This no-action relief was granted even in cases when the company's policy contained a "fiduciary-out" provision. See 3M Co. (Feb. 17, 2004); Praxair, Inc. (Feb. 13, 2004); Bristol-Myers Squibb Co. (Feb. 11, 2004); The Allstate Corp. (Jan. 28, 2004); Honeywell Int. (Jan. 27, 2004); General Electric Co. (Jan. 19, 2004); Hewlett-Packard (Dec. 24, 2003).

The Staff has consistently taken a "no-action" position as to the exclusion, based on Rule 14a-8(i)(10), of proposals relating to shareholder approval of rights plans that differ from a shareholder approval policy already adopted by the company only with regard to the time period in which a shareholder rights plan must be submitted to the shareholders for a vote. In permitting these proposals to be excluded, the Staff has specifically noted that the companies have required a shareholder vote in connection with adoption of a rights plan and has not emphasized the specific time period within which the matter must be submitted to the shareholders for a vote.

For example, in *Raytheon Company* (January 26, 2005), the Staff did not object to the exclusion of a shareholder proposal submitted by John Chevedden, that was, in substance, identical to the Proposal submitted to the Company, and sought to require that any poison pill be submitted to a shareholder vote within four months after it was adopted by the board. Raytheon Company had amended its Corporate Governance Principles to adopt a policy substantially identical to the Policy adopted by the Board on February 25, 2005, which requires that any rights plan adopted without shareholder approval "shall expire within one year of adoption unless ratified by shareholders."

Similarly, in *Bristol Myers Squibb Co.* (Feb. 11, 2004), the Staff did not object to the exclusion of a shareholder proposal, submitted by John Chevedden, that sought to require that any rights plan adopted by the board be submitted to a shareholder vote "at the earliest possible shareholder election." That company had adopted a policy substantially similar to the Company's Policy, which required that any rights plan adopted without shareholder approval "shall expire unless ratified by stockholders within one year of adoption". In its response, the Staff specifically noted that the company had adopted a policy that "requires shareholder approval in adopting any rights plan."

The Company submits that the Board's Policy, like the policy adopted by Raytheon Company and HP, effectively fully implements the Proposal, rendering it moot and thus excludable under Rule 14a-8(i)(10).

III. The Proposal is materially false and misleading and, therefore, may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(3) and 14a-9.

The Proposal is contrary to Rule 14a-9, which prohibits false and misleading statements in proxy materials and, therefore, may properly be omitted from the Proxy Materials under Rule 14a-8(i)(3). The Staff has consistently concurred that a company may properly exclude *entire* shareholder proposals and supporting statements where they contain false and misleading statements or omit material facts necessary to make such proposals and supporting statements not false and misleading. In Staff Bulletin 14B the Staff expressly reaffirmed and clarified that materially false and misleading proposals may be subject to exclusion. According to the Bulletin: "There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8.... Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where: ...the company demonstrates objectively that a factual statement is materially false or misleading." See also, The Swiss Helvetia Fund, Inc. (April 3, 2001); General Magic, Inc. (May 1, 2000); Aetna, Inc. (February 3, 1997); North Fork Bancorporation, Inc. (March 25, 1992); and Wellman, Inc. (March 25, 1992).

The Staff also has taken the position that a company may properly exclude certain *portions* of shareholder proposals and supporting statements from its proxy materials if the proposals or supporting statements contain false and misleading statements or omit material facts necessary to make statements made therein not false or misleading. See Peoples Energy Corporation (November 26, 2001); Phoenix Gold International, Inc. (November 21, 2001); Emerson Electric Co. (October 27, 2000); Comshare, Incorporated (August 23, 2000); National Fuel Gas Company (November 18, 1999); CCBT Bancorp, Inc. (April 20, 1999); Chock Full O'Nuts Corporation (October 14, 1998); Allegheny Energy, Inc. (March 5, 1998); The SBC Communications Inc. (February 10, 1998); and Baldwin Piano and Organ Company (February 20, 1998).

In light of the significant actions taken by the Board to implement the 2004 Proposal and subsequently to adopt a policy with respect to poison pills, the whole tenor of the Proposal and Supporting Statement is false and misleading. The Proposal and Supporting Statement incorrectly suggests that the Company has not taken all necessary steps to adopt a policy with respect to poison pills and eliminate the poison pill, when in fact the Company has done so.

The Supporting Statement states that "Our company has not adopted a policy for seeking shareholder approval according to The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm." The information provided by TCL is not accurate, and, thus, neither is the statement in the Proposal. As described in more detail above, on February 25, 2005, the Board adopted a Policy which is incorporated into the Company's Corporate Governance Guidelines.

The Supporting Statement also states, "A 2004 shareholder proposal gaining our 96% support asked our company to terminate its poison pill unless it sought shareholder approval." The "96%" statistic cited in the Proposal is inaccurate and misleading. At the Company's 2004 annual meeting of stockholders (the "2004 Meeting"), the Company's stockholders considered a similar proposal (the "2004 Proposal"). The Board supported the 2004 Proposal and recommended that the Company's stockholders vote in favor of it. As disclosed in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2004, which was filed with the Commission on August 5, 2004, the Company's stockholders voted in favor of the 2004 Proposal. The vote resulted in a 58.05% yes vote of the outstanding shares of common stock entitled to vote. Therefore, the 2004 Proposal did not gain "96% support" as the Proponent cites in the Proposal.

The Company also believes that the following quotation contains the type of false and misleading statement that is prohibited under Rule 14a-9 and should be prohibited under Rule 14a-8(i)(3):

> "The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic."

This statement is misleading because it refers to the Council of Institutional Investors (the "Council"), and adds that the Council "formally recommends adoption of this proposal topic." The Company believes that this sentence misleadingly implies that the Council recommends a vote for the Proponent's specific Proposal submitted to the Company. To the Company's knowledge, no such recommendation with respect to the Proposal has been made by the Council.

In addition, the Company believes that the Proponent's inclusion of the URL "www.cii.org" and "http://www.thecorporatelibrary.com/" ("Corporate Library") is false and misleading under Rules 14a-8(i)(3) and 14a-9. As stated in Staff Legal Bulletin No. 14 (July 13, 2001) at Q&A F.1., a website reference may be excluded if information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. References to third-party website addresses often can be misleading because they cannot be regulated for content and are always subject to change without notice. In this case, the website reference is only to a "home page." While the Council and Corporate Library maintain other pages (some of which may be accessed through the Council's and Corporate Library's "home pages") that may contain information that is potentially relevant to the Proposal, the "home pages" do not. The Company believes the Staff's prerequisites for exclusion of the website referenced in the Proposal are satisfied. The Council's and Corporate Library's website includes material that is entirely extraneous and irrelevant to the Proposal, including newsletters, other proposals, cartoons, and links to other unrelated websites. Indeed, there are several recent no-action letters that have required stockholders to delete or revise a citation to a website address, including "www.cii.org," the very website cited in the Proposal. See, e.g., Moody's Corporation (February 18, 2003) (noting that the website address "www.cii.org" may be omitted unless the Proponent provided a citation to a specific source); Kimberly-Clark Corporation (January 27, 2003) (same); Weyerhaeuser Company (January 16, 2003) (same); and Genuine Parts Company (January 15, 2003) (same). Moreover, the Proponent's inclusion of this website address is an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d). See Boeing Company (March 2, 2002); and AMR Corp. (Apr. 3, 2001).

In light of the pervasive nature of these false and misleading statements included in the Proposal and Supporting Statement, consistent with the authorities cited above, the Company believes the entire Proposal may properly be excluded. In the alternative, that the Proponent should be required to remove or revise the false and misleading statements noted above.

IV. Conclusion

The Company does not have a poison pill and has adopted a Policy that requires stockholder approval in adopting any future poison pills. The Policy was incorporated into the Company's Corporate Governance Guidelines and requires stockholder ratification within twelve months, consistent with precedent and with any reasonable expectation for such policy. As a result, the Company believes that the Proposal has been "substantially implemented" and may be omitted from the Company's 2006 Proxy Materials. Additionally, as described above, the Company also believes the Proposal to be false and misleading and excludable from its 2006 Proxy Materials on those grounds as well.

For the reasons set forth above, the Company respectfully submits that the Proposal may be excluded in its entirety from the Proxy Materials pursuant to Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-9 or, in the alternative, that the Proponent should be required to remove or revise the false and misleading statements noted above.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures
cc: Robert T. Whalen
John Chevedden

EXHIBIT A

LETTER, PROPOSAL & SUPPORTING STATEMENT

Robert T. Whalen
RR #1 Box 96
Mount Pleasant, Pa.15666

Mr. Paul Evanson
Chairman
Allegheny Energy, Inc. (AYE)
800 Cabin Hill Drive
Greensburg, Pa. 15601
PH: 724-838-6999
FX: 724-838-6864

Dear Mr.Evanson,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for a definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

Ph: 310-371-7872
FX: 310-371-7872

2215 Nelson Avenue
Redondo Beach, Ca. 90278

Sincerely,

Date: 1/10/05

Robert T. Whalen
Shareholder of Record
Allegheny Energy Inc.
cc:
Daniel Dunlap
Senior Attorney
FX: 724-838-6177
PH: 724-838-6188

[November 22, 2005]

3 – Redeem or Vote Poison Pill

RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable. Charter or bylaw inclusion if practicable.

Thus there would be no loophole to allow exceptions to override a shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill. To give our board valuable insight on shareholders' views of their poison pill, a vote would occur even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill.

58% yes-vote

Twenty (20) shareholder proposals on this topic won an impressive 58% average yes-vote in 2005 through late-September. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

A 2004 shareholder proposal gaining our 96% support asked our company to terminate its poison pill unless it sought shareholder approval. Our company has not adopted a policy for seeking shareholder approval according to The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm.

Pills Entrench Current Management

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Robert T. Whalen, RR #1 Box 96, Mount Pleasant, Penn. 15666 submitted this proposal.

Allegheny Energy

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

PRIVILEGED AND CONFIDENTIAL
SUBJECT TO THE ATTORNEY WORK PRODUCT
AND ATTORNEY-CLIENT PRIVILEGES

December 22, 2005

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), included herein is (i) a no-action request letter and (ii) pursuant to the Staff Bulletin 14C (CF), attached to this cover letter as Exhibit A are copies of correspondence, relating to stock ownership under Rule 14a-8b, that the Company has exchanged relating to the shareholder proposal submitted by Robert T. Whalen (the "Proponent") and responses to the correspondence. I have redacted the non-pertinent information such as names of other proponents.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this cover letter and Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent, and, at the Proponent's request, to John Chevedden.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures
cc: Robert T. Whalen
John Chevedden

EXHIBIT A

CORRESPONDENCE

Dunlap, Daniel M.

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 13, 2005 4:30 PM
To: Dunlap, Daniel M.
Subject: #3 Email: Rule 14a-8 Broker Letter for Allegheny Energy,Inc.(AYE)shareholder

Mr. Dunlap,
In regard to this text in your Dec. 12 email:

"I am not aware of any other Proponents, who have not yet provided the necessary information ..."

Does this mean that
[redacted]
Robert Whalen
have each satisfied the rule 14a-8 stock ownership requirement.

Sincerely,
John Chevedden

Dunlap, Daniel M.

From: Dunlap, Daniel M.
Sent: Tuesday, December 13, 2005 5:52 PM
To: 'J'
Subject: RE: #3 Email: Rule 14a-8 Broker Letter for Allegheny Energy,Inc.(AYE)shareholder

Mr. Chevedden,

In response to your question of whether [redacted] and Robert Whalen have each satisfied the rule 14a-8 stock ownership requirement, the answer is "no." To date, I have not received a response to my December 2, 2005 letter from [redacted] or [redacted]

Please reference my prior e-mail for the entire e-mail text, but the particular sentence your are referencing states "I am not aware of any other Proponents, who have not yet provided the necessary information, that this would not be an appropriate option." The referenced option is providing the necessary T. Rowe Price Retirement Account Summary statements, listing the requisite stock ownership continuously held for at least one year.

Therefore, for [redacted] and [redacted] who have not yet responded, I am willing to accept copies of their T. Rowe Price Retirement Account Summary statements listing the requisite stock ownership continuously held for at least one year. T. Rowe Price regularly provides the Retirement Account Summary statements to plan participants. In addition, a T. Rowe Price representative at 1-800-922-9945 can assist an employee in obtaining the Retirement Account Summary statements.

If you have any additional questions or need any additional assistance, please feel free to reply or contact me at 724-838-6188.

Thank you,

Daniel M. Dunlap
Senior Attorney, Allegheny Energy Legal Services
Greensburg Corporate Center
Phone: 724-838-6188
Fax: 724-838-6177
E-Mail ddunlap@alleghenyenergy.com

-----Original Message-----

From: J [mailto:olmsted7p@earthlink.net]

Sent: Tuesday, December 13, 2005 4:30 PM
To: Dunlap, Daniel M.
Subject: #3 Email: Rule 14a-8 Broker Letter for Allegheny Energy,Inc.(AYE)shareholder

Mr. Dunlap,

In regard to this text in your Dec. 12 email:

"I am not aware of any other Proponents, who have not yet provided the necessary information ..."

Does this mean that
[redacted]
Robert Whalen
have each satisfied the rule 14a-8 stock ownership requirement.

Sincerely,
John Chevedden

Dunlap, Daniel M.

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, December 14, 2005 2:06 AM
To: Dunlap, Daniel M.
Subject: #4 Email: Rule 14a-8 Broker Letter for AlleghenyEnergy,Inc.(AYE)shareholder

Mr. Dunlap,
Then according to your latest email [redacted], [redacted] and Robert Whalen have each satisfied the rule 14a-8 stock ownership requirement, correct.

John Chevedden

Dunlap, Daniel M.

From: Dunlap, Daniel M.
Sent: Wednesday, December 14, 2005 2:39 PM
To: 'J'
Subject: RE: #4 Email: Rule 14a-8 Broker Letter for AlleghenyEnergy,Inc.(AYE)shareholder

Mr. Chevedden,

As a follow-up to our telephone conversation, I have what I feel is adequate support that [redacted], [redacted] and Robert Whalen currently satisfy the Rule 14a-8 stock ownership requirement.

Thank you,

Daniel M. Dunlap
Senior Attorney, Allegheny Energy Legal Services
Greensburg Corporate Center
Phone: 724-838-6188
Fax: 724-838-6177
E-Mail ddunlap@alleghenyenergy.com

-----Original Message-----

From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, December 14, 2005 2:06 AM
To: Dunlap, Daniel M.
Subject: #4 Email: Rule 14a-8 Broker Letter for AlleghenyEnergy,Inc.(AYE)shareholder

Mr. Dunlap,

Then according to your latest email [redacted] [redacted] and Robert Whalen have each satisfied the rule 14a-8 stock ownership requirement, correct.
John Chevedden

To: Daniel Dunlap, Senior Attorney

From: Robert T. Whalen

Fax: 724-838-6177

Date: December 15, 2005

Number of Pages: 8 (including cover sheet)

If you do not receive the entire fax, please contact Lori at 724-423-4529. Thank you.

December 15, 2005

Daniel Dunlap, Senior Attorney
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601
Ph: 724-838-6188
Fx: 724-838-6177

Dear Mr. Dunlap,

As per your letter, you have requested proof of ownership. It is my understanding that T. Rowe Price Quarterly Statements from my retirement shares is proof of ownership so that I may submit a shareholder proposal. The statements faxed with this letter should clear up the matter of Shareholder of record.

These statements are intended to meet Rule 14a-8 (i) requirements of record holder ownership of the required stock value until after the date applicable shareholder meeting.

Please forward all communication to Mr. John Chevedden at the following address:

2215 Nelson Avenue
Redondo Beach, CA 90278
Ph: 310-371-7872
Fx: 310-371-7872

Thank you for your cooperation in this matter.

Sincerely,

Robert T. Whalen
Shareholder of record
RR 1 Box 96
Mt. Pleasant, PA 15666

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

Allegheny Energy
800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

Securities Exchange Act of 1934,
Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-9

January 24, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Allegheny Energy, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I refer to my letter dated December 22, 2005 (the "December 22 Letter") pursuant to which Allegheny Energy, Inc. (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the stockholder proposal and supporting statement (the "Proposal") submitted by Robert T. Whalen (the "Proponent") may properly be omitted pursuant to Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-9 from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2006 annual meeting of stockholders. This letter is in response to an electronic mail message received electronically on December 27, 2005 by Mr. John Chevedden (e-mail address olmsted7p@earthlink.net) and sent to "CFLETTERS@SEC.GOV" (the "Chevedden E-mail"), with a copy to me. I am attaching a copy of the Chevedden E-mail as Exhibit A to this letter. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent, and, at the Proponent's request, to John Chevedden.

The Proposal relates to stockholder rights plans, which are sometimes referred to as "poison pills." In order to be consistent with the Proponent's terminology, I will use the term "poison pill" in this letter. The Proposal requests that the directors of the Company "redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as practicable."

As detailed in the December 22 Letter, the Company respectfully submits that the Proposal may be excluded in its entirety from the Proxy Materials pursuant to: (i) Rule 14a-8(i)(10), because the Proposal has been substantially implemented by the Company, and (ii) Rules 14a-8(i)(3) and 14a-9, because the Proposal is materially false and misleading.

the Proposal has been substantially implemented by the Company, and (ii) Rules 14a-8(i)(3) and 14a-9, because the Proposal is materially false and misleading.

The Chevedden E-mail argues that the proposed resolution is appropriate because, if the resolution were adopted, "there would be no loophole to allow exceptions to override a shareholder vote as soon as practicable." While ambiguous, the Chevedden E-mail's reference to "no loophole" appears to refer to the type of "fiduciary-out" provision contained in many companies' policies relating to the approval of poison pills, including the Company's existing policy with respect to poison pills (the "Policy"). The Policy, which was approved in February 2005, provides that the Company's Board of Directors (the "Board") will obtain stockholder approval prior to adopting a poison pill, "unless the Board, in the exercise of its fiduciary duties, determines that under the circumstances then existing, it would be in the best interests of the Company and its stockholders to adopt a rights plan without stockholder approval." Provisions of this nature are common and provide boards of directors with appropriate latitude to fulfill their fiduciary duties. The December 22 Letter cites multiple cases in which the Staff has found a stockholder proposal for stockholder approval of rights plans had been substantially implemented by the adoption of a binding policy, even though the policy included such a "fiduciary-out."

As described in the December 22 Letter, Rule 14-8(i)(10) permits the omission of a stockholder proposal where a company has substantially implemented the proposal. The purpose of this exclusion is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management ..." SEC Release No. 12598 (July 7, 1976). It is well established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-(8)(i)(10). The Company submits that the Policy, like the policies adopted by other companies described in the December 22 Letter, substantially implements the Proposal, rendering it moot and thus excludable under Rule 14a-8(i)(10). Additionally, on March 9, 2005, the Staff granted the Company's request to exclude a proposal under rule 14a-8(i)(10) that was submitted by the Proponent in connection with the Company's 2005 annual meeting of stockholders that was, in substance, identical to the current Proposal (reference Exhibit B).

The Chevedden E-mail also alleges that the "[C]ompany takes the pre-SLB 14B shotgun approach in objecting to rule 14a-8 proposal text." As discussed further below, the December 22 Letter is consistent with the Staff's intended application of rule 14a-8(i)(3) as described in the Staff Legal Bulletin No. 14B (CF). Staff Legal Bulletin No. 14B (CF) states, in part, that: "Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:...the company demonstrates objectively that a factual statement is materially false or misleading..."

As noted in the December 22 Letter, the Proposals supporting statement contains several statements that are false and misleading and/or irrelevant to a consideration of the subject matter of the Proposal. For example, the Proposal's supporting statement:

- claims that the Company "has not adopted a policy for seeking shareholder approval" of poison pills when, in fact, the Company adopted such a proposal in February 2005;
- claims that "a 2004 shareholder proposal gaining our 96% support asked our company to terminate its poison pill unless it sought shareholder approval," when, in fact, the 2004 proposal referenced (the "2004 Proposal") gained only a 58.05% yes vote of the outstanding shares of common stock entitled to vote on the proposal; and

- includes several website references, which the Company believes are misleading for the reasons outlined in the December 22 Letter.

To support the assertion that the "[C]ompany takes the pre-SLB 14B shotgun approach," the Chevedden E-mail makes only a single claim. The Chevedden E-mail states, in part, that "The 96% vote is accurate because it is not based on the percentage of all shares in existence as the company would like to claim. The company essentially seeks to add text or a footnote to the proposal adding a different standard and then claim the rule 14a-8 proposal text is inaccurate based on a retroactively-added different standard." As stated in the December 22 Letter, the "96%" statistic cited in the Proposal is inaccurate and misleading, because the vote resulted in a 58.05% yes vote of the outstanding shares of common stock entitled to vote. Therefore, the 2004 Proposal did not gain "96% support" as the Proponent cites in the Proposal. The Chevedden E-mail asserts that the Company is adding a different "standard" for calculating the level of stockholder "support;" however, the Proposal does not articulate any such "standard" or any basis whatsoever for its assertion that the 2004 Proposal garnered "96% support."

Furthermore, the degree of stockholder "support" of the 2004 Proposal is irrelevant to any consideration of the Proposal or its subject matter, because as previously recognized by the Staff, the Company does not currently have a rights plan in place and has already implemented the 2004 Proposal by adopting a policy to seek stockholder approval of any future rights plan.

The Chevedden E-mail also asserts that "[t]he [C]ompany makes tedious objections to websites." As stated in Staff Legal Bulletin No. 14 (July 13, 2001) at Q&A F.1., a website reference may be excluded if information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. The Staff has clearly articulated the circumstances under which the inclusion of a website reference in proxy materials may be misleading and the bases upon which a stockholder proposal contain such references may be excluded from an issuer's proxy materials. The extent to which the Proponent finds the Company's discussion of this precedent tedious is not relevant.

The December 22 Letter clearly and unequivocally demonstrates that the inclusion of the URL "www.cii.org" and "http://www.thecorporatelibrary.com/" renders the Proposal false and misleading. As described in the December 22 Letter, references to third-party website addresses often can be misleading, because such websites cannot be regulated for content and are always subject to change without notice. In this case, the websites referenced by the Proposal include material that is entirely extraneous and irrelevant to the Proposal, including newsletters, other proposals, cartoons, and links to other unrelated websites. In addition, the statement in the Chevedden E-mail that "The company does not take into account that the reference websites can quickly take a shareholder to the relevant information," demonstrates that the Proponent's inclusion of this website address is an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d).

For the reasons set forth above and in the December 22 Letter, the Company believes that the Proposal may be excluded in its entirety from the Proxy Materials or, in the alternative, that the Proponent should be required to remove or revise the false and misleading statements.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures
cc: Robert T. Whalen
John Chevedden

EXHIBIT A

Dunlap, Daniel M.

From:	J [olmsted7p@earthlink.net]
Sent:	Tuesday, December 27, 2005 11:48 AM
To:	CFLETTERS@SEC.GOV
Cc:	Dunlap, Daniel M.
Subject:	Re Allegheny Energy, Inc. (AYE) No-Action Request Robert Whalen

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278 310-371-7872

December 27, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allegheny Energy, Inc. (AYE)

Shareholder Position on Company No-Action Request

Rule 14a-8 Proposal: Poison Pill
Shareholder: Robert Whalen

Ladies and Gentlemen:

This is an initial response to the Allegheny Energy December 22, 2005 no action request.

The first 5-pages of the company no action request seems to be addressed to the 2005 proposal text on this topic. Thus the company seem to be mootly asking to exclude the 2005 text from its 2006 definitive proxy.

Thus the substantial different 2006 text is largely unaddressed. The 2006 text states:

"3 - Redeem or Vote Poison Pill

"RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable. Charter or bylaw inclusion if practicable.

"Thus there would be no loophole to allow exceptions to override a shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill. To give our board valuable insight on shareholders[1] views of their poison pill, a vote would occur even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill."

The company does not explain how a proposal that calls for "no loophole" can be implemented by a company policy with the exact loophole that is intended to be excluded. The company cites no precedent regarding a rule 14a-8 poison pill proposal with the "no loophole" text.

Furthermore the vague text of the company "Policy" makes it unworkable and unenforceable as anything other than a blank-check. The company does not define or give examples of the vague text in its "policy:" "unless the board Š determines that under the circumstances then existing, it would be in the best interest of the Company and its stockholders to adopt a rights plan without stockholder approval."

There are no guidelines or example to direct the board in determining the generalized "best interests of the Company" under the company's specific policy. The company does not cite any consequences for the board if it substitutes its own entrenchment or any other reason for "best interests of shareholders." The company does not cite any recourse for shareholders if a pill were simply adopted to protect the board's entrenchment.

The poison pill topic possibly poses the highest potential conflict of interest (of any shareholder proposal topic) in discriminating between "best interests of shareholders" and the directors own personal interest in continued longevity at Allegheny Energy and continued access to attractive pay and prerequisites.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill - have not implemented this type of proposal.

For instance The Corporate Library said, in regard to a 2003 JPMorgan Chase & Co. (JPM) rule 14a-8 poison pill proposal which won 68% support:

"The proposal asked the company to require shareholder approval of all poison pills. The company adopted a policy requiring such shareholder approval, but the policy also states that the board can override the policy and adopt a pill without shareholder approval if it believes, in the exercise of its fiduciary obligations, that doing so is in the best interests of the company's shareholders. In our opinion, this provision undermines the shareholder approval requirement, and we do not believe that the policy constitutes full implementation of the proposal."

Source:

http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=

1555

The company does not claim The Corporate Library's conclusion that JPMorgan had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the staff before the staff made its determination in any prior no action request similar to Allegheny Energy.

The company takes the pre-SLB 14B shotgun approach in objecting to rule 14a-8 proposal text. This is in spite of the reminder of SLB 14B in the notes immediately following this rule 14a-8 proposal plus a cited precedent:

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances: o the company objects to factual assertions because they are not supported; o the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered; o the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or o the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

The company essentially ignores the above and puts forth tedious pre-SLB 14B objections.

The 96% vote is accurate because it is not based on the percentage of all shares in existence as the company would like to claim. The company essentially seeks to add text or a footnote to the proposal adding a different standard and then claim the rule 14a-8 proposal text is inaccurate based on a retroactively-added different standard.

The company makes tedious objections to websites. The company does not take into account that the reference websites can quickly take a shareholder to the relevant information.

The text on the Council of Institutional Investors is precise, is not over-stated and is in accordance with SLB 14.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

Robert Whalen

"Dunlap, Daniel M." <DDUNLAP@alleghenyenergy.com>

EXHIBIT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 9, 2005

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: Allegheny Energy, Inc.
Incoming letter dated February 25, 2005

Dear Mr. Grossman:

This is in response to your letter dated February 25, 2005 concerning the shareholder proposal submitted to Allegheny Energy by Robert T. Whalen. On January 17, 2005, we issued our response expressing our informal view that Allegheny Energy could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Allegheny Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Martin P. Dunn /JAI

Martin P. Dunn
Deputy Director

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 27, 2005 11:48 AM
To: CFLETTERS
Cc: Dunlap, Daniel M.
Subject: Re Allegheny Energy, Inc. (AYE) No-Action Request Robert Whalen

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 27, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: Robert Whalen

Ladies and Gentlemen:

This is an initial response to the Allegheny Energy December 22, 2005 no action request.

The first 5-pages of the company no action request seems to be addressed to the 2005 proposal text on this topic. Thus the company seem to be mootly asking to exclude the 2005 text from its 2006 definitive proxy.

Thus the substantial different 2006 text is largely unaddressed. The 2006 text states:
"3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable. Charter or bylaw inclusion if practicable.

"Thus there would be no loophole to allow exceptions to override a shareholder vote as soon as practicable. Since a vote would be as soon as practicable, it could take place within 4-months of the adoption of a new poison pill. To give our board valuable insight on shareholders¹ views of their poison pill, a vote would occur even if a new poison pill was promptly terminated because our board could turnaround and readopt their poison pill."

The company does not explain how a proposal that calls for "no loophole" can be implemented by a company policy with the exact loophole that is intended to be excluded. The company cites no precedent regarding a rule 14a-8 poison pill proposal with the "no loophole" text.

Furthermore the vague text of the company "Policy" makes it unworkable and unenforceable as anything other than a blank-check. The company does not define or give examples of the vague text in its "policy:"
"unless the board Š determines that under the circumstances then existing, it would be in the best interest of the Company and its stockholders to adopt a rights plan without stockholder approval."

There are no guidelines or example to direct the board in determining the generalized "best interests of the Company" under the company's specific policy. The company does not cite any consequences for the board if it substitutes its own entrenchment or any other reason for "best interests of shareholders." The company does not cite any recourse for shareholders if a pill were simply adopted to protect the board¹s entrenchment.

The poison pill topic possibly poses the highest potential conflict of interest (of any shareholder proposal topic) in discriminating between "best interests of shareholders" and the directors own personal interest in continued longevity at Allegheny Energy and continued access to attractive pay and prerequisites.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to a 2003 JPMorgan Chase & Co. (JPM) rule 14a-8 poison pill proposal which won 68% support:
"The proposal asked the company to require shareholder approval of all poison pills. The company adopted a policy requiring such shareholder approval, but the policy also states that the board can override the policy and adopt a pill without shareholder approval if it believes, in the exercise of its fiduciary obligations, that doing so is in the best interests of the company's shareholders. In our opinion, this provision undermines the shareholder approval requirement, and we do not believe that the policy constitutes full implementation of the proposal."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=1555

The company does not claim The Corporate Library[1]s conclusion that JPMorgan had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the staff before the staff made its determination in any prior no action request similar to Allegheny Energy.

The company takes the pre-SLB 14B shotgun approach in objecting to rule 14a-8 proposal text. This is in spite of the reminder of SLB 14B in the notes immediately following this rule 14a-8 proposal plus a cited precedent:

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
o the company objects to factual assertions because they are not supported; o the company objects to factual assertions that, while not materially false or

misleading, may be disputed or countered; o the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or o the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

The company essentially ignores the above and puts forth tedious pre-SLB 14B objections.

The 96% vote is accurate because it is not based on the percentage of all shares in existence as the company would like to claim. The company essentially seeks to add text or a footnote to the proposal adding a different standard and then claim the rule 14a-8 proposal text is inaccurate based on a retroactively-added different standard.

The company makes tedious objections to websites. The company does not take into account that the reference websites can quickly take a shareholder to the relevant information.

The text on the Council of Institutional Investors is precise, is not over-stated and is in accordance with SLB 14.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Robert Whalen
"Dunlap, Daniel M." <DDUNLAP@alleghenyenergy.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Energy, Inc.
Incoming letter dated December 22, 2005

The proposal requests that the board amend its charter or bylaws to require that any future or current poison pill be redeemed unless it is submitted to a shareholder vote as soon as practicable.

We are unable to concur in your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Allegheny Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Allegheny Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mary Beth Breslin
Special Counsel